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                      March 5, 2021

       John Rettig
       Chief Financial Officer
       Bill.com Holdings, Inc.
       1800 Embarcadero Road
       Palo Alto, CA 94303

                                                        Re: Bill.com Holdings,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended June 30, 2020
                                                            Filed August 31,
2020

       Dear Mr. Rettig:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Technology
       cc:                                              Nicholas Dumont